United States securities and exchange commission logo





                             August 9, 2022

       Lin Wei
       Chief Financial Officer
       36Kr Holdings Inc.
       5-6/F, Tower A1, Junhao Central Park Plaza
       No. 10 South Chaoyang Park Avenue
       Chaoyang District, Beijing, People   s Republic of China, 100026

                                                        Re: 36Kr Holdings Inc.
                                                            Form 20-F for
Fiscal Year Ended December 31, 2021
                                                            Form 20-F for
Fiscal Year Ended December 31, 2020
                                                            Response Dated July
27, 2022
                                                            File No. 001-39117

       Dear Ms. Wei:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Annual Report on Form 20-F for Fiscal Year Ended December 31, 2021

       Item 3, Key Information, page 1

   1. We note your revised disclosure in response to comment 4. We also note your disclosure
                                                        that you    have not
been subject to any material fines or other material penalties due to non-compliance with
cybersecurity or data privacy laws or regulations.    In future filings,
                                                        the disclosure here
should not be qualified by materiality. Please make appropriate revisions to your
disclosure.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Lin Wei
36Kr Holdings Inc.
August 9, 2022
Page 2

       Please contact Jennie Beysolow at 202-551-8108 or Dietrich King at 202-551-8071 with any questions.



                                                         Sincerely,
FirstName LastNameLin Wei
                                                         Division of
Corporation Finance
Comapany Name36Kr Holdings Inc.
                                                         Office of Trade &
Services
August 9, 2022 Page 2
cc:       Li He, Esq.
FirstName LastName